Exhibit 21.1

AMAZON.COM, INC.
LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Percent Owned
Alexa Internet	California	100%
Borders Teamed with Amazon.com	Delaware	100%
Amazon Global Resources, Inc.	Delaware	100%
Amazon Japan KK	Japan	100%
Amazon Japan Logistics KK	Japan	100%
Amazon.co.uk, Ltd.	United Kingdom	100%
Amazon.com.dedc, LLC	Delaware	100%
Amazon.com.gadc, Inc.	Delaware	100%
Fulfillco.ksdc, Inc	Delaware	100%
Amazon.com.kydc, Inc.	Delaware	100%
Amazon.com.nvdc, Inc.	Delaware	100%
Amazon.com Commerce Services, Inc.	Delaware	100%
Amazon.com Holdings, Inc.	Delaware	100%
Amazon.com Kids, Inc.	Delaware	100%
Amazon.com Int'l Sales, Inc.	Delaware	100%
Amazon.com LLC	Delaware	100%
Amazon.com Payments, Inc.	Delaware	100%
Amazon.com TC2, Inc.	Delaware	100%
Amazon.de GmbH	Germany	100%
NV Services, Inc.	Nevada	100%